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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO        2        )*

Marketo, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

57063L 10 7

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 57063L 10 7	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS InterWest Partners IX, LP I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

Cusip No. 57063L 10 7	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS InterWest Management Partners IX, LLC (the General Partner of InterWest Partners IX, LP) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

Cusip No. 57063L 10 7	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS InterWest Venture Management Company I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 4,223
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,223
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,223
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON CO

Kliman, Oronsky and Nasr each serve as an officer and director of InterWest Venture Management Company (“IVMC”) and share voting and dispositive power over the shares owned by IVMC and may be deemed beneficially to own the shares held by IVMC.

Cusip No. 57063L 10 7	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Bruce A. Cleveland (a Venture Member of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 1,001
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,001
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Bruce A. Cleveland that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Cusip No. 57063L 10 7	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Philip T. Gianos (a Managing Director of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 48,353
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 48,353
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,353
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Philip T. Gianos that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Cusip No. 57063L 10 7	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS W. Stephen Holmes III (a Managing Director of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 42,150
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 42,150
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by W. Stephen Holmes III that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Cusip No. 57063L 10 7	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Gilbert H. Kliman (a Managing Director of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 3,253
	6	SHARED VOTING POWER 4,223
	7	SOLE DISPOSITIVE POWER 3,253
	8	SHARED DISPOSITIVE POWER 4,223
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,476
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Cusip No. 57063L 10 7	13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS Khaled A. Nasr (a Venture Member of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 969
	6	SHARED VOTING POWER 4,223
	7	SOLE DISPOSITIVE POWER 969
	8	SHARED DISPOSITIVE POWER 4,223
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,192
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Khaled A. Nasr that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Cusip No. 57063L 10 7	13G	Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS Arnold L. Oronsky (a Managing Director of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 151,088
	6	SHARED VOTING POWER 4,223
	7	SOLE DISPOSITIVE POWER 151,088
	8	SHARED DISPOSITIVE POWER 4,223
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,311
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Arnold L. Oronsky that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Cusip No. 57063L 10 7	13G	Page 11 of 15 Pages

1	NAME OF REPORTING PERSONS Douglas A. Pepper (a Venture Member of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 34,843
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,843
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Douglas A. Pepper that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

ITEM 1.

(a)	NAME OF ISSUER : Marketo, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

901 Mariners Island Blvd, San Mateo, California 94404

ITEM 2.

(a)	NAME OF PERSON(S) FILING:

InterWest Partners IX, LP (“IWP IX”)

InterWest Management Partners IX, LLC (“IMP IX”)

InterWest Venture Management Company (“IVMC”)

Bruce A. Cleveland (“Cleveland”)

Philip T. Gianos (“Gianos”)

W. Stephen Holmes III (“Holmes”)

Gilbert H. Kliman (“Kliman”)

Khaled A. Nasr (“Nasr”)

Arnold L. Oronsky (“Oronsky”)

Douglas A. Pepper (“Pepper”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025

(c)	CITIZENSHIP/PLACE OF ORGANIZATION:

IWP IX:	California
IMP IX:	California
IVMC:	California
Cleveland:	United States
Gianos:	United States
Holmes:	United States
Kliman:	United States
Nasr:	United States
Oronsky:	United States
Pepper:	United States

Page 12 of 15 Pages

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 57063L 10 7

ITEM 3.	NOT APPLICABLE.

ITEM 4.	OWNERSHIP.

	IWP IX	IMP IX (1)	IVMC (2)	Cleveland (3)
Beneficial Ownership	0	0	4,223	1,001
Percentage of Class	0%	0%	0.03%	0%
Sole Voting Power	0	0	4,223	1,001
Shared Voting Power	0	0	0	0
Sole Dispositive Power	0	0	4,223	1,001
Shared Dispositive Power	0	0	0	0

	Gianos (3)	Holmes (3)	Kliman (2)(3)
Beneficial Ownership	48,353	42,150	7,476
Percentage of Class	0.1%	0.1%	0.02%
Sole Voting Power	48,353	42,150	3,253
Shared Voting Power	0	0	4,223
Sole Dispositive Power	48,353	42,150	3,253
Shared Dispositive Power	0	0	4,223

	Nasr (2)(3)	Oronsky (2)(3)	Pepper (3)**
Beneficial Ownership	5,192	155,311	34,483
Percentage of Class	0.01%	0.4%	0.1%
Sole Voting Power	969	151,088	34,483
Shared Voting Power	4,223	4,223	0
Sole Dispositive Power	969	151,088	34,483
Shared Dispositive Power	4,223	4,223	0

** Includes 25,855 shares issuable to Pepper pursuant to outstanding options exercisable within 60 days of December 31, 2015.

(1)	IMP IX is the general partner of IWP IX.
(2)	Kliman, Nasr and Oronsky each serve as an officer and director of InterWest Venture Management Company (“IVMC”) and share voting and dispositive power over the shares owned by IVMC and may be deemed beneficially to own the shares held by IVMC.
(3)	Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX. Cleveland, Nasr, and Pepper are Venture Members of IMP IX.

Page 13 of 15 Pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company operating agreement of IMP IX, the members of such limited liability company have the right to receive dividends from, or the proceeds from the sale of, the common stock of Issuer beneficially owned by such limited liability company.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

No reporting person is a member of a group as defined in section 240.13d-1(b)(1)(iii)(H) of the Act.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

EXHIBITS

Joint Filing Statement attached as Exhibit A.

Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

INTERWEST PARTNERS IX, LP

		By:	InterWest Management Partners IX, LLC
its General Partner

By:	/s/ Bruce A. Cleveland	By:	/s/ Gilbert H. Kliman
Name:	Bruce A. Cleveland		Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ Philip T. Gianos
Name:	Philip T. Gianos	By:	/s/ Gilbert H. Kliman
Managing Director

By:	/s/ W. Stephen Holmes
Name:	W. Stephen Holmes	INTERWEST VENTURE MANAGEMENT COMPANY

By:	/s/ Gilbert H. Kliman	By:	/s/ Gilbert H. Kliman
Name:	Gilbert H. Kliman		Secretary

By:	/s/ Khaled A. Nasr
Name:	Khaled A. Nasr

By:	/s/ Arnold L. Oronsky
Name:	Arnold L. Oronsky

By:	/s/ Douglas A. Pepper
Name:	Douglas A. Pepper

Page 15 of 15 Pages